EXHIBIT G



          SECURITIES AND EXCHANGE COMMISSION
          (Release no. 35-_________; 70-8967)



               GPU, INC. ("GPU"), a registered holding company, at 100 Interpace Parkway, Parsippany, New Jersey 07054, and JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L"), METROPOLITAN EDISON COMPANY ("Met-Ed") and PENNSYLVANIA ELECTRIC COMPANY ("Penelec") (JCP&L, Met-Ed and Penelec, collectively, the "'Operating Companies"), each of 2800 Pottsville Pike, Reading, Pennsylvania 19605 and electric utility subsidiaries of GPU have filed a Declaration pursuant to Section 6(a), 7 and 12 of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 45, 53 and 54 thereunder.

               The Operating Companies maintain insurance policies that provide coverage for workers compensation claims, as required by state law. The policies also provide liability insurance coverage for employee claims made directly against the Operating Companies. Prior to 1993, in the cases of Met-Ed and Penelec, and 1994, in the case of JCP&L, the policies required the insurance company to pay all claims without a deductible and to pay all expenses and costs, including legal fees, incurred in connection with the investigation, defense or settlement of claims.

               In order to reduce premium costs, commencing in 1993 for Met-Ed and Penelec and in 1994 for JCP&L, the Operating Companies modified the policies to provide for the payment of a deductible for each claim, up to a specified maximum amount for all claims in the calendar year, and to pay the expenses attributable to all claims. While the insurance company continues to administer and pay all claims and expenses as they arise, the Operating Companies reimburse the insurance company for the amount of each claim paid up to the deductible and all expenses paid in such month.

               The insurance companies required, as a condition to permitting the policies to be modified to provide for the payment of the deductible, that the Operating Companies deliver an irrevocable bank letter of credit ("L/C") as security for the Operating Companies obligations to pay the deductible. Accordingly, by Order dated April 14, 1993 (HCAR No. 35-25793) ("1993 Order"), Met-Ed and Penelec were authorized, among other things, to enter into L/C reimbursement agreements with banks and to deliver to their insurance company irrevocable bank L/Cs from time to time through December 31, 1998. The aggregate face amount of the L/Cs delivered by Met-Ed and Penelec would not exceed $20 million, provided that the L/Cs delivered on behalf of Met-Ed or Penelec individually would not exceed $15 million. In addition, by Order dated March 15, 1994 (HCAR No. 35-26003) ("1994 Order"), JCP&L was authorized, among other things, to enter into L/C reimbursement agreements with banks and to deliver to its insurance company irrevocable bank L/Cs in an aggregate face amount of up to $15 million from time to time through December 31, 1998.

               The Operating Companies now anticipate that it might be more efficient to have their insurance policies cover, in addition to their employees, the Pennsylvania and New Jersey employees of GPU Service, Inc., GPU Nuclear, Inc., and GPU Generation, Inc., which are subsidiary service companies of GPU ("Service Companies"). Accordingly, it will now be necessary to furnish L/Cs to the insurance companies to support the obligations of the Operating Companies and of the Service Companies to pay the deductible with respect to claims.

               Applicants have thus determined that it would be cost-effective and less burdensome administratively for the L/Cs to be furnished by GPU. Accordingly, GPU proposes to enter into L/C reimbursement agreements and to deliver the related L/Cs from time to time through December 31, 2006 to the insurance companies providing workers compensation insurance coverage to the Operating Companies and Service Companies. The maximum face amount of the L/Cs which would be outstanding with respect to all Pennsylvania employees would not exceed $20 million. Similarly, the maximum face amount of the L/Cs which would be outstanding with respect to all New Jersey employees would not exceed $20 million. Accordingly, upon receipt of the authorization herein requested, GPU would be authorized to enter into L/C reimbursement agreements in an aggregate face amount of up to $40 million. Each L/C would have a term not exceeding three years. Draws upon the L/C would bear interest at not more than 5% above the issuing bank's prime rate as in effect from time to time.

               GPU would allocate the fees for each L/C to the Operating Companies and Service Companies on whose behalf the L/C was issued based on loss exposure (determined generally by payroll) in the applicable state. GPU would seek reimbursement for a draw on an L/C from the Operating Company or Service Company which failed to pay the applicable deductible which resulted in such draw. Upon receipt of the authorization herein requested, the Operating Companies would relinquish their authority to enter into L/C reimbursement agreements pursuant to the 1993 and 1994 Orders, provided that such relinquishment would not affect any currently outstanding L/C's delivered under such orders.

               The Applicants submit that all or the criteria of Rules 53 and 54 under the Act with respect to the proposed transactions are satisfied.

               The Declaration and any amendments thereto are available for public inspection through the Commission s Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ________, 1997, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicants at the address above.




          Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Declaration, as it may be amended, may be permitted to become effective.



                                                  Jonathan G. Katz
                                                  Secretary










































